Exhibit 99.53

                       [Letterhead of John K. Rosenberg,
                 Executive Vice President and General Counsel
                          of Western Resources, Inc.]

                                                    April 28, 1997


ADT Investments, Inc.
c/o Mr. Gary D. Gilson
Blackwell Sanders Matheny Weary & Lombardi L.C.
2300 Main Street
Kansas City, MO 64108

Dear Gentlemen:

      We have received your letter of April 24, 1997 demanding a shareholders list of Western Resources, Inc. You state that your company intends to use the list for the purpose of communicating with other shareholders regarding the solicitation of proxies in connection with the Annual Meeting, although you intimate that you may have other purposes as well.

      We view this latest demand as harassment. Given the fact that ADT Investments, Inc., is, in effect, a wholly-owned subsidiary and under the control of ADT, Ltd., a company Western Resources is seeking to purchase by an outstanding purchase and exchange offer, we question whether your company's purpose is more to protect the management of ADT, Ltd. than the shareholders of Western Resources, Inc. As you mentioned in your letter of April 24, 1997, your company previously requested a Western Resources shareholders list and, in fact, filed a lawsuit in the District Court of Shawnee County, Kansas to compel Western Resources to produce the list. Your attorney in that case informed Western's attorney that your company wished to "take another direction," and, therefore, the parties agreed to cancel the court hearing on April 17, 1997 for the purpose of allowing the parties to explore ways of mooting the case. However, instead of contacting Western's attorney to explore ways of mooting the case, you have now sent your letter of April 24 demanding the shareholder list again, this time under the pretense of soliciting proxies for the Western Resources Annual Meeting of May 29, 1997. In light of the fact that your company and its attorneys have not done what they told the Court and our counsel they would do, we view this second attempt to demand the shareholder list with great skepticism.

      Further, while you state that your purpose is to solicit proxies for the May 29 Annual Meeting of Western Resources, as far as Western knows, your company has not filed proxy materials with the SEC necessary to solicit proxies from Western Resources shareholders. In addition, the only issue to be voted on at the Annual Meeting is the election of directors. ADT Investments, Inc. has not met the requirements under Western Resources' Articles of Incorporation to nominate someone as a director or place some other business before the Annual Meeting. The Company has not received an appropriate or timely notice from ADT Investments, Inc. in that regard. That leads us to believe that your stated purpose for this second demand for a shareholder list is highly questionable.

      Finally, given your relationship to ADT, Ltd. Western Resources will not, in any case, produce its shareholder list to your company without significant limitations and restrictions imposed by the Court as to its use and by whom as provided by Kansas statute.

      Frankly, we are at a loss why your company made this second demand without contacting our attorney, Lawrence M. Berkowitz, as you represented to him and to the District Court of Shawnee County you would do.


                          Very truly yours,


                          /s/ John K. Rosenberg
                          --------------------------
                          John K. Rosenberg

cc:   Mr. Floyd R. Finch
      Mr. Lawrence M. Berkowitz